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                              September 28, 2021

       J. Carney Hawks
       Chief Executive Officer
       Hawks Acquisition Corp
       600 Lexington Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Hawks Acquisition
Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-258264

       Dear Mr. Hawks:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed September 27, 2021

       Limitations on Redemptions, page 98

   1. We note that you removed the redemption limitation from Section 9.2 of your Amended and Restated
Certificate of Incorporation, filed as exhibit 3.2, and your related disclosure in the prospectus.
However, we also note your disclosure on page 51 that you "will have net tangible assets in
excess of $5,000,000 upon the successful completion of this offering and the sale of the
private placement warrants." Please describe in further detail
                                                        (including any
associated risks) how you will meet the minimum net tangible asset requirements in the
event that all or a significant portion of your public stockholders elect to redeem their shares.
 J. Carney Hawks
FirstName  LastNameJ.
Hawks Acquisition  CorpCarney Hawks
Comapany 28,
September  NameHawks
               2021     Acquisition Corp
September
Page  2    28, 2021 Page 2
FirstName LastName
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brian M. Janson